UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	Jackson Credit Opportunities Fund

Address of Principal Business Office:	1 Corporate Way Lansing, MI 48951

Telephone Number (including area code):	517-381-5500

Name and Address of Agent for Service of Process:	Emily J. Bennett Jackson Credit Opportunities Fund 1 Corporate Way Lansing, MI 48951

With copies to:	Ropes & Gray LLP 191 N. Wacker Dr. 32nd Floor Chicago, IL 60606 Attn: Paulita A. Pike
Check Appropriate Box:
Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:	Yes [X]	No [ ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the city of Chicago and state of Illinois on the 21st day of July, 2023.

Jackson Credit Opportunities Fund

By:	/s/ Mark D. Nerud
Mark D. Nerud
Trustee

Attest:	/s/ Susan S. Rhee
Name:	Susan S. Rhee
Title:	Chief Legal Officer, Vice President & Secretary